Maurice Blanco +1-212-450-4086 maurice.blanco@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

November 22, 2024

Re:	Arcos Dorados Holdings Inc. Form 20-F for Fiscal Year Ended December 31, 2023 Form 6-K Submitted August 14, 2024 File No. 001-35129

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Keira Nakada
Rufus Decker

Dear Keira Nakada and Rufus Decker:

On behalf of our client, Arcos Dorados Holdings Inc. (the “Company”), this letter sets forth the Company’s responses to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated November 8, 2024, relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “20-F”) and the Company’s current report on Form 6-K submitted on August 14, 2024 (the “6-K”).

For your convenience, we have reproduced the Staff’s comments preceding the Company’s responses below. All capitalized terms used and not defined herein shall have the meaning given to them in the 20-F. All references to page numbers in the Company’s responses are to pages in the as-filed version of the 20-F, unless noted otherwise.

Form 20-F for Fiscal Year Ended December 31, 2023

Item 3. Key Information

A. Selected Financial Data, page 2

1.	When you present and/or discuss non-GAAP measures, please also present and/or discuss the comparable GAAP measures. Please present net income attributable to Arcos Dorados Holdings Inc. and its margin on page 5 of your Form 20-F, where total adjusted EBITDA and its margin are presented. Also, both the Form 6-K submitted August 14, 2024 and the investor presentation on your website dated August 14, 2024 should be revised, as applicable, to:

•	Present year-over-year growth in net income attributable to Arcos Dorados Holdings Inc., if you present year-over-year growth in consolidated adjusted EBITDA;

•	Present the net debt to net income attributable to Arcos Dorados Holdings Inc. ratio, if you present the net debt to adjusted EBITDA leverage ratio;

•	Present and discuss net income attributable to Arcos Dorados Holdings Inc. and its margin, if you present and discuss total adjusted EBITDA and its margin; and

•	Start the adjusted EBITDA reconciliation with net income attributable to Arcos Dorados Holdings Inc., rather than operating income.

Refer to Item 10(e)(1)(i) of Regulation S-K, Rule 100(a) of Regulation G and Question 103.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, as applicable.

Response:

The Company respectfully acknowledges the Staff’s comment and informs the Staff that it will revise its disclosure in future filings of the Company’s annual report on Form 20-F to present net income attributable to the Company and its margin, wherever total adjusted EBITDA and its margin are presented (presently contained on page 5 of the 20-F), as indicated below (with the underlined text and highlighted rows marking new text), updated as applicable for any changes after the date of this letter:

1

Maurice Blanco +1-212-450-4086 maurice.blanco@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

	For the Years Ended December 31,
	2023	2022	2021
	(in thousands of U.S. dollars, except percentages)
Other Data:
Total Revenues
Brazil	$1,701,547	$1,429,105	$1,002,781
NOLAD	1,132,912	920,189	780,866
SLAD	1,497,419	1,269,608	876,294
Total	$4,331,878	$3,618,902	$2,659,941
Operating Income (Loss)
Brazil	$230,024	$186,862	$117,887
NOLAD	73,237	61,832	48,785
SLAD	121,683	107,520	48,614
Corporate and others and purchase price allocation	(110,905)	(91,792)	(75,767)
Total	$314,039	$264,422	$139,519
Operating Margin(1)
Brazil	13.5%	13.1%	11.8%
NOLAD	6.5	6.7	6.2
SLAD	8.1	8.5	5.5
Corporate and others and purchase price allocation	(2.6)	(2.5)	(2.8)
Total	7.2%	7.3%	5.2%

	For the Years Ended December 31,
	2023	2022	2021
	(in thousands of U.S. dollars, except percentages)
Adjusted EBITDA(2)
Brazil	$300,177	$242,346	$175,603
NOLAD	115,364	95,290	85,323
SLAD	160,380	134,253	77,573
Corporate and others	(103,617)	(85,325)	(66,741)
Total	$472,304	$386,564	$271,758
Net Income attributable to Arcos Dorados Holdings Inc.	$181,274	$140,343	$45,486
Adjusted EBITDA Margin(3)
Brazil	17.6%	17%	17.5%
NOLAD	10.2	10.4	10.9
SLAD	10.7	10.6	8.9
Corporate and others	(2.4)	(2.4)	(2.5)
Total	10.9%	10.7%	10.2%
Net Income attributable to Arcos Dorados Holdings Inc. Margin(4)	4.2%	3.9%	1.7%
Other Financial Data:
Working capital(5)	(236,392)	(75,049)	(77,747)
Capital expenditures(6)	362,178	221,915	115,077
Cash Dividends declared per common share	$0.19	$0.15	$—
Stock Dividends declared per every 70 common shares	—	—	1

(1)	Operating margin is operating income divided by revenues for each division, except for Corporate and others and purchase price allocation which is calculated as Operating loss divided by Total Revenues, since there are no revenues assigned to this segment, expressed as a percentage. Total Operating margin is calculated as Total Operating Income divided by Total Revenues, expressed as a percentage.

(2)	Adjusted EBITDA is a measure of our performance that is reviewed by our management. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies. Total Adjusted EBITDA is a non-GAAP measure. For our definition of Adjusted EBITDA, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Business Measures.”

(3)	Adjusted EBITDA margin is Adjusted EBITDA divided by revenues for each division, except for Corporate and others which is calculated as Adjusted EBITDA divided by Total Revenues, since there are no revenues assigned to this segment, expressed as a percentage. Total Adjusted EBITDA margin is calculated as Total Adjusted EBITDA divided by Total Revenues, expressed as a percentage.

(4)	Net Income attributable to Arcos Dorados Holdings Inc. margin is Net Income attributable to Arcos Dorados Holdings Inc. divided by Total Revenues, expressed as a percentage.

(5)	Working capital equals current assets minus current liabilities.

(6)	Includes property and equipment expenditures and purchase of restaurant businesses paid at the acquisition date.

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Maurice Blanco +1-212-450-4086 maurice.blanco@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

The Company does not determine net income by each division since net income is not a measure of segment profit or loss reviewed by the chief operating decision maker in accordance with ASC 280-10-50-22.

Additionally, the Company further advises the Staff that it will revise its disclosure in future submissions of the Company’s current reports on Form 6-K and investor presentations included in the Company’s website where required, to:

•	present year-over-year growth in net income attributable to the Company, wherever it presents year-over-year growth in consolidated adjusted EBITDA.

In line with the Staff’s comment, the Company has included year-over-year growth in Net Income in the “3rd Quarter 2024 Results” investor presentation included on the Company’s website dated November 13, 2024 on pages 24 and 26, as shown below:

i.	Page 24

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Maurice Blanco +1-212-450-4086 maurice.blanco@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

ii.	Page 26

	For Three-Months ended
	September 30,
	2024	2023
Adjusted EBITDA Reconciliation
Net income attributable to Arcos Dorados Holdings Inc.	35.2	59.7
Net income attributable to non-controlling interests	0.1	0.4
Income tax expense, net	39.6	28.1
Other non-operating income (expenses), net	(0.8)	0.1
Foreign currency exchange results	(3.3)	(1.3)
(Loss) gain from derivative instruments	0.5	(0.9)
Net interest expense and other financing results	8.5	5.0
Depreciation and amortization	45.4	37.3
Operating charges excluded from EBITDA computation	(0.2)	0.8
Adjusted EBITDA	125.0	129.1

•	present the net debt to net income attributable to the Company ratio, wherever it presents the net debt to adjusted EBITDA leverage ratio.

In line with the Staff’s comment, the Company has presented Net Financial Debt to LTM Net Income attributable to the Company’s ratio in the Company’s report on Form 6-K related to “3Q 2024 Results” dated November 13, 2024 on page 12, as indicated below:

Figure 7. Consolidated Debt and Financial Ratios (In thousands of U.S. dollars, except ratios)
	September 30,	December 31,
	2024	2023
Total Cash & cash equivalents (i)	120,807	246,767
Total Financial Debt (ii)	719,068	728,093
Net Financial Debt (iii)	598,261	481,326
LTM Adjusted EBITDA	485,340	472,304
Total Financial Debt / LTM Adjusted EBITDA ratio	1.5	1.5
Net Financial Debt / LTM Adjusted EBITDA ratio	1.2	1.0
LTM Net income attributable to AD	146,133	181,274
Total Financial Debt / Net income attributable to AD	4.9	4.0
Net Financial Debt / Net income attributable to AD	4.1	2.7

(i) Total cash & cash equivalents includes short-term investment
(ii)Total financial debt includes short-term debt, long-term debt, accrued interest payable and derivative instruments (including the asset portion of derivatives amounting to $68.2 million and $46.5 million as a reduction of financial debt as of September 30, 2024 and December 31, 2023, respectively).
(iii) Net financial debt equals total financial debt less total cash & cash equivalents.

4

Maurice Blanco +1-212-450-4086 maurice.blanco@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

In addition, the Company has also presented Net Debt to Net Income (leverage ratio) in the “3rd Quarter 2024 Results” investor presentation included in the Company’s website dated November 13, 2024 on page 25, as shown below:

•	present and discuss net income attributable to the Company and its margin, wherever it presents and discusses total adjusted EBITDA and its margin.

In line with the Staff’s comment, the Company has presented Net Income and its margin in the Company’s report on Form 6-K related to “3Q 2024 Results” dated November 13, 2024 on pages 2, 5 and 17, as shown below:

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Maurice Blanco +1-212-450-4086 maurice.blanco@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

i.	Page 2

Third Quarter 2024 Highlights

•	Consolidated revenues totaled $1.1 billion, rising in US dollars despite weaker local currencies.

•	Systemwide comparable sales rose 32.1% versus the third quarter of 2023, including the impact of high inflation in Argentina over the last 12 months.

•	Consolidated Adjusted EBITDA¹ reached $125.0 million, with an 11.0% margin.

•	Net Income was $35.2 million, with a 3.1% margin.

•	Net Debt to Adjusted EBITDA leverage ratio ended the third quarter at 1.2x, unchanged from the end of the previous quarter.

•	The Company opened 19 Experience of the Future (EOTF) restaurants in the quarter, all of them free-standing, including 11 in Brazil.

•	Digital channel sales grew 16%, including strong performances in Mobile App and Delivery as well as the continued growth of the Loyalty Program.

ii.	Page 5

Figure 1. AD Holdings Inc Consolidated: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q23 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q24 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,339			2,410

Sales by Company-operated Restaurants	1,075.3	(416.5)	424.6	1,083.4	0.8%	39.5%
Revenues from franchised restaurants	49.8	(14.1)	14.6	50.2	0.9%	29.3%
Total Revenues	1,125.1	(430.7)	439.2	1,133.7	0.8%	39.0%
Systemwide Comparable Sales						32.1%
Adjusted EBITDA	129.1	(33.7)	29.6	125.0	-3.2%	22.9%
Adjusted EBITDA Margin	11.5%			11.0%	-0.5 p.p.
Net income (loss) attributable to AD	59.7	2.8	(27.3)	35.2	-41.0%	-45.7%
Net income attributable to AD Margin	5.3%			3.1%	-2.2 p.p.
No. of shares outstanding (thousands)	210,655.0			210,663.1
EPS (US$/Share)	0.28			0.17

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Maurice Blanco +1-212-450-4086 maurice.blanco@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

iii.	Page 17

Third Quarter 2024 Consolidated Results

Figure 8. Third Quarter 2024 Consolidated Results

(In thousands of U.S. dollars, except per share data)

	For Three-Months ended		For Nine-Months ended
	September 30,		September 30,
	2024	2023	2024	2023
REVENUES
Sales by Company-operated restaurants	1,083,447	1,075,328	3,175,578	3,016,212
Revenues from franchised restaurants	50,238	49,782	150,364	140,211
Total Revenues	1,133,685	1,125,110	3,325,942	3,156,423
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(381,175)	(376,023)	(1,115,088)	(1,061,634)
Payroll and employee benefits	(207,894)	(200,904)	(603,392)	(580,286)
Occupancy and other operating expenses	(315,571)	(300,456)	(930,182)	(843,176)
Royalty fees	(67,163)	(65,058)	(198,527)	(180,317)
Franchised restaurants - occupancy expenses	(20,720)	(21,424)	(62,995)	(60,053)
General and administrative expenses	(68,070)	(67,806)	(209,682)	(202,924)
Other operating income (expenses), net	6,733	(2,364)	15,519	4,219
Total operating costs and expenses	(1,053,860)	(1,034,035)	(3,104,347)	(2,924,171)
Operating income	79,825	91,075	221,595	232,252
Net interest expense and other financing results	(8,480)	(4,973)	(39,059)	(26,960)
(Loss) gain from derivative instruments	(516)	900	733	(13,220)
Foreign currency exchange results	3,292	1,286	(15,823)	22,231
Other non-operating income (expenses), net	758	(106)	106	(100)
Income before income taxes	74,879	88,182	167,552	214,203
Income tax expense, net	(39,589)	(28,072)	(76,695)	(87,922)
Net income	35,290	60,110	90,857	126,281
Net income attributable to non-controlling interests	(76)	(389)	(502)	(785)
Net income attributable to Arcos Dorados Holdings Inc.	35,214	59,721	90,355	125,496
Net income attributable to Arcos Dorados Holdings Inc. Margin as a % of total revenues	3.1%	5.3%	2.7%	4.0
Earnings per share information ($ per share):
Basic net income per common share	$ 0.17	$ 0.28	$ 0.43	$ 0.60
Weighted-average number of common shares outstanding-Basic	210,663,057	210,654,969	210,659,761	210,625,346
Adjusted EBITDA Reconciliation
Net income attributable to Arcos Dorados Holdings Inc.	35,214	59,721	90,355	125,496
Net income attributable to non-controlling interests	76	389	502	785
Income tax expense, net	39,589	28,072	76,695	87,922
Other non-operating income (expenses), net	(758)	106	(106)	100
Foreign currency exchange results	(3,292)	(1,286)	15,823	(22,231)
(Loss) gain from derivative instruments	516	(900)	(733)	13,220
Net interest expense and other financing results	8,480	4,973	39,059	26,960
Depreciation and amortization	45,411	37,286	133,704	105,806
Operating charges excluded from EBITDA computation	(237)	759	(2,583)	1,622
Adjusted EBITDA	124,999	129,120	352,716	339,680
Adjusted EBITDA Margin as % of total revenues	11.0%	11.5%	10.6%	10.8%

7

Maurice Blanco +1-212-450-4086 maurice.blanco@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

In addition, the Company has also presented Net Income and its margin in the “3rd Quarter 2024 Results” investor presentation included on the Company’s website dated November 13, 2024 on page 24, as noted previously in this letter.

•	start the adjusted EBITDA reconciliation with net income attributable to the Company, rather than operating income.

In line with the Staff’s comment, the Company has presented the Adjusted EBITDA reconciliation starting with Net Income attributable to the Company in the Company’s report on Form 6-K related to “3Q 2024 Results” dated November 13, 2024 on page 17, as included previously in the response to “present and discuss net income attributable to the Company and its margin, wherever it presents and discusses total adjusted EBITDA and its margin” in Comment #1 of this letter.

The Company has also presented the Adjusted EBITDA reconciliation starting with Net Income attributable to the Company commencing in the “3rd Quarter 2024 Results” investor presentation included on the Company’s website dated November 13, 2024 on page 26, as included previously in the response to “present year-over-year growth in net income attributable to the Company, wherever it presents year-over-year growth in consolidated adjusted EBITDA” in Comment #1 of this letter.

2.	Please present corporate and others (and purchase price allocation, when applicable) margin in the tables showing operating margins and adjusted EBITDA margins.

Response:

The Company respectfully acknowledges the Staff’s comment and informs the Staff that it will revise its disclosure in future filings of the Company’s annual report on Form 20-F to present corporate and others margin in the tables showing operating margins and adjusted EBITDA margins.

The Company has also reflected this change in the selected financial data for the years ended December 31, 2023, 2022 and 2021, in the response to Comment #1 in this letter.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations
Year Ended December 31, 2023 Compared to Year Ended December 31, 2022
Sales by Company-Operated Restaurants, page 73

3.	Please separately quantify the impact of increase in traffic and increase in average check to which you attribute a material increase in revenue.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its disclosure under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2023 Compared to Year Ended December 31, 2022—Sales by Company-Operated Restaurants” (presently contained on page 73 of the 20-F) in future filings of the Company’s annual report on Form 20-F as indicated below (with the underlined text marking new text):

8

Maurice Blanco +1-212-450-4086 maurice.blanco@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

Sales by Company-operated Restaurants

Total sales by Company-operated restaurants increased by $680.2 million, or 19.7%, from $3,457.5 million in 2022 to $4,137.7 million in 2023. This growth was mainly driven by an increase in traffic in the Territories of 6.2%, together with an increase of 29.2% in average check in all divisions, both of which led to an increase in comparable sales by Company-operated restaurants of $1,288.1 million. In addition, the opening of 107 Company-operated restaurants, the closure of 36 Company-operated restaurants and the conversion of 28 franchised restaurants into Company-operated restaurants since January 1, 2022, contributed $120.8 million to sales. This was partially offset by the depreciation of currencies against the U.S. dollar, which resulted in a $728.7 million sales decline, mainly in Argentina and Venezuela.

In Brazil, sales by Company-operated restaurants increased by $254.9 million, or 19.3%, to $1,574.8 million in 2023. This was primarily due to an increase of comparable sales of 11.4%, as a result of an increase in traffic of 6.0%, and an average check growth of 5.1% related to price increases and revenue management strategies that improved product mix, which resulted in a sales increase of $150.2 million. In addition, 54 net restaurants openings coupled with the conversion of 4 franchised restaurants into Company-operated restaurants since January 1, 2022 resulted in a $50.3 million increase in sales and the appreciation of the Brazilian real against the U.S. dollar, resulted in a sales increase of $54.4 million.

In NOLAD, sales by Company-operated restaurants increased by $207.6 million, or 23.3%, to $1,098.0 million in 2023. This was due to a comparable sales growth of 10.5%, which resulted in a sales increase of $95.4 million, as a result in part of an increase in traffic of 6.2% and in average check of 4.1%. The conversion of 20 franchised restaurants into Company-operated restaurants, the opening of 24 Company-operated restaurants and the closing of 3 Company-operated restaurants since January 1, 2022, had a positive impact of $34.9 million to sales, while the appreciation of local currencies also had a $77.3 million positive impact on sales.

In SLAD, sales by Company-operated restaurants increased by $217.7 million, or 17.5%, to $1,464.9 million in 2023. This was the result of an increase in traffic of 6.6% and in average check of 72.9% in the SLAD division that led to an increase in comparable sales of $1,042.5 million. In addition, the opening of 22 Company-operated restaurants and the closure of 26 Company-operated restaurants, coupled with the conversion of 4 franchised restaurants into Company-operated restaurants, since January 1, 2022 contributed $35.6 million to the increase in sales. This was partially offset by the depreciation of currencies against the U.S. dollar, in particular the Argentine peso, the Venezuelan bolívar and Colombian Peso, which caused sales to decrease by $860.4 million in 2023.

B. Liquidity and Capital Resources, page 86

4.	Please revise to discuss with quantification the liquidity and capital resources implications related to your material operations in highly inflationary environments (i.e., Venezuela and Argentina). If there are restrictions on cash remittances to you from your operations in these highly inflationary environments, please also discuss these restrictions (or refer here to disclosure provided elsewhere in the filing, as applicable) and quantify the amounts of cash and cash equivalents (and other highly- liquid assets) in each highly inflationary country. Refer to FRR Section 501.09.b and Item 303 of Regulation S-K, including, but not limited to, Instruction 9 to paragraph (b).

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has operations in Argentina and Venezuela, which are considered highly inflationary environments; however, the Company’s operations in Venezuela are not material (they represent less than 1% of the Company’s total cash and cash equivalents and short-term investments), and as a result, the Company will quantify the amounts jointly.

9

Maurice Blanco +1-212-450-4086 maurice.blanco@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

The Company will revise its disclosure under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” (presently contained on page 86 of the 20-F) in future filings of the Company’s annual report on Form 20-F to add the additional disclosure as indicated below (with the underlined text marking new text):

As of December 31, 2023 our cash position (cash and cash equivalents and short-term investments) in highly inflationary markets (Argentina and Venezuela) represented 14% of our consolidated cash position. Although these markets are subject to restrictions on cash remittances, these limitations did not materially affect our operations, as both countries have in place alternative legal mechanisms to obtain U.S. dollars. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls” for further information regarding exchange controls for Argentina. In addition, over the years we have been able to mitigate cost increases tied to inflation in these markets through our revenue management strategy. Moreover, in case we need to incur indebtedness in these markets, we also have available sufficient instruments to fund such incurrence.

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-9

5.	Please present changes in inventories separately in your reconciliation to net cash provided by operating activities. Refer to ASC 230-10-45-29. Also, present financing cash flows related to derivative instruments on a gross, rather than net, basis. Refer to ASCs 230-10-45-7 through 45-9 and ASCs 230-10-45-14(d) and 45-15(d).

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its disclosure under its Consolidated Statements of Cash Flows in future filings of the Company’s annual report on Form 20-F as follows:

Regarding changes in inventories, the Company presents below a presentation of the operating activities section of the consolidated statements of cash flows for the fiscal years ended December 31, 2023, 2022, and 2021 reflecting this change (with the highlighted rows marking new text):

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Maurice Blanco +1-212-450-4086 maurice.blanco@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

(In thousands of U.S. dollars)

	2023	2022	2021
Operating activities
Net income attributable to Arcos Dorados Holdings Inc.	$ 181,274	$ 140,343	$ 45,486
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	149,268	119,777	120,394
Loss from derivative instruments	13,183	10,490	5,183
Amortization and accrual of letter of credit fees and deferred financing costs	4,268	5,342	4,247
	2023	2022	2021
Deferred income taxes	(4,310)	(15,449)	(16,066)
Foreign currency exchange results	3,162	(6,940)	4,031
Accrued net share-based compensation expense	14,337	6,089	758
Impairment of long-lived assets	2,626	1,171	1,573
Write-off of long-lived assets	8,401	3,143	3,095
Gain on sale and exchange of restaurants businesses	(4,008)	(577)	—
Gain on contribution of businesses in equity method investment	—	—	(8,501)
Others, net	(8,853)	(2,268)	5,279
Changes in assets and liabilities:
Accounts payable	70,003	111,958	78,201
Accounts and notes receivable and other receivables	(61,244)	(56,790)	(4,689)
Prepaid expenses and other assets	(40,509)	(27,131)	(33,649)
Inventories	4,827	(6,042)	(5,006)
Income taxes payable	7,755	18,637	41,530
Other taxes payable	25,452	8,874	14,211
Accrued payroll, other liabilities and provision for contingencies	17,272	32,873	29,992
Royalties payable to McDonald’s Corporation	(719)	5,457	(27,167)
Others	(220)	(3,520)	(858)
Net cash provided by operating activities	381,965	345,437	258,044

Regarding cash flows related to derivative instruments, the Company presents below a presentation of financing activities section of the consolidated statement of cash flows for the fiscal years ended December 31, 2023, 2022 and 2021 reflecting this change (with the highlighted rows marking new text and the strikethrough text in red marking deletions):

(In thousands of U.S. dollars)

	2023	2022	2021
Financing activities
Collection of derivative instruments	30,880	—	23,240
Payments related to derivative instruments and derivative premiums	(3,296)	—	—
Issuance of 2029 Notes	—	349,969	—
Open Market Repurchases of 2029 Senior Notes	(2,813)	(12,014)	—
Cash Tender & Open Market Repurchases of 2027 Senior Notes	(1,904)	(159,034)	(18,364)
Settlement at maturity, Cash Tender, Partial Redemption & Open Market Repurchases of 2023 Senior Notes	(18,224)	(192,380)	(16,231)
Dividend payments to Arcos Dorados Holdings Inc. shareholders	(40,022)	(31,587)	(21)
Net short-term borrowings	29,384	359	—
~~Net payments of derivative premiums~~	~~(2,581)~~	~~—~~ 	~~—~~
Payments of other long term debt	(800)	(8,327)	(2,573)
Other financing activities	(5,028)	(6,964)	(3,977)
Net cash used in financing activities	(11,823)	(59,978)	(17,926)

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Maurice Blanco +1-212-450-4086 maurice.blanco@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

Note 3. Summary of Significant Accounting Policies Accounts Payable Outsourcing, page F-17

6.	Please tell us whether you pay any fees related to the supplier finance program. If so, disclose the nature, frequency and amounts of the fees. Also, provide a rollforward of the obligations in the footnote. Refer to ASC 405-50-50-3.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its disclosure in future filings of the Company’s annual report on Form 20-F as follows, with the underlined text marking new text:

The Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. This service allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. Independent from the Company, the financial institutions also allow suppliers to sell their receivables to the financial institutions in an arrangement separately negotiated by the supplier and the financial institution. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. As a result, the Company does not pay any fee to financial institutions for purchasing the suppliers' receivables and it does not receive any incentive from the financial institutions to persuade suppliers to participate in their programs. All of the Company’s obligations, including amounts due, remain to the Company’s suppliers as stated in the supplier agreements. These obligations require payment in full within 180 days of the invoice date. As of December 31, 2023 and 2022, $13,650 and $24,149, respectively, of the Company’s total accounts payable (included within “Accounts payable” in the Balance Sheet) are available for this purpose.

With respect to the rollforward of the obligations, as indicated in ASC 405-50-50-3(b)(2), the Company will disclose this in its future filings commencing with the Company’s annual report on Form 20-F for the fiscal year ending December 31, 2024, since the Company has not early adopted the paragraph in accordance with the transition and effective date noted in ASC 405-50-65-1.

Note 21. Segment and Geographic Information, page F-47

7.	Please disclose the amounts of revenues and long-lived assets for each country that is material (e.g., Argentina, Mexico and/or Chile). Refer to ASC 280-10-50-41.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its disclosure under its “Notes to the Consolidated Financial Statements—21. Segment and geographic information” in future filings of the Company’s annual report on Form 20-F.

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Maurice Blanco +1-212-450-4086 maurice.blanco@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

The Company will provide the revenues and long-lived assets by individual country that are material, which the Company interprets to be in excess of 10% of its consolidated revenue and long-lived assets, respectively, in accordance with ASC 280-10-50-41.

The Company presents below a presentation of revenues and long-lived assets for each country that is material reflecting this change (with the underlined text and highlighted rows marking new text):

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations. The following table presents information about revenues by geographic area for fiscal years ended December 31, 2023, 2022 and 2021:

(In thousands of U.S. dollars)

	For the fiscal years ended December 31,
Revenues:	2023	2022	2021
Brazil	1,701,547	1,429,105	1,002,781
Argentina	683,231	604,347	351,685
Other countries	1,947,100	1,585,450	1,305,475
Total revenues	4,331,878	3,618,902	2,659,941

Long-lived assets consisting of property and equipment totaled $1,119,885 and $856,085, as of December 31, 2023 and 2022, respectively. All of the Company’s long-lived assets are related to foreign operations. The following table presents information about long-lived assets by geographic area as of December 31, 2023, and 2022:

(In thousands of U.S. dollars)

Long-lived assets	As of December 31,
	2023	2022
Brazil	431,360	345,138
México	177,428	123,944
Other countries	511,097	387,003
Total long-lived assets	1,119,885	856,085

***********************************

Please do not hesitate to contact me at (212) 450-4086 or maurice.blanco@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Maurice Blanco

Maurice Blanco

cc:	Mariano Tannenbaum, Chief Financial Officer
Juan David Bastidas, General Counsel
Gustavo Lazzati, Pistrelli, Henry Martin y Asociados S.A., member Firm of Ernst & Young Global Limited

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